   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997



                                                      REGISTRATION NO. 333-36213

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                           JONES APPAREL GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                         PENNSYLVANIA                                                     06-0935166
               (State or other jurisdiction of                                         (I.R.S. Employer
                incorporation or organization)                                       Identification No.)

                             250 RITTENHOUSE CIRCLE
                                 KEYSTONE PARK
                               BRISTOL, PA 19007
                                 (215) 785-4000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 SIDNEY KIMMEL
                             250 RITTENHOUSE CIRCLE
                                 KEYSTONE PARK
                               BRISTOL, PA 19007
                                 (215) 785-4000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

        BRIAN BRODRICK, ESQ.
   PHILLIPS NIZER BENJAMIN KRIM &             IRA M. DANSKY, ESQ.               WILLIAM J. GRANT, JR., ESQ.
             BALLON LLP                    JONES APPAREL GROUP, INC.              WILLKIE FARR & GALLAGHER
          666 FIFTH AVENUE                       1411 BROADWAY                      153 EAST 53RD STREET
   NEW YORK, NEW YORK 10103-0084            NEW YORK, NEW YORK 10018              NEW YORK, NEW YORK 10022
           (212) 977-9700                        (212) 536-9526                        (212) 821-8000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 30, 1997

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS


                                4,500,000 SHARES
                           JONES APPAREL GROUP, INC.
                                  COMMON STOCK
                                ----------------

    All of the 4,500,000 shares of Common Stock of the Company offered hereby are being sold by a Selling Shareholder of the Company. The Company is not selling shares of Common Stock in the Offerings and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby. Of the 4,500,000 shares of Common Stock being offered hereby, 3,600,000 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters and 900,000 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."


    The Common Stock is listed on the New York Stock Exchange under the symbol "JNY." On September 29, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $53 1/16 per share. See "Price Range of Common Stock."


    SEE "RISK FACTORS," BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                              PROCEEDS TO
                                                                 PRICE TO             UNDERWRITING              SELLING
                                                                  PUBLIC               DISCOUNT(1)          SHAREHOLDER(2)
Per Share................................................  $                      $                      $
Total(3).................................................            $                      $                      $

(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Shareholder estimated at $340,000.

(3) The Selling Shareholder has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 540,000 shares and 135,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholder
    will be $         , $         and $         , respectively. See
    "Underwriting."
                            ------------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1997.

                            ------------------------

MERRILL LYNCH & CO.


                  BEAR, STEARNS & CO. INC.


                                    GOLDMAN, SACHS & CO.

                            ------------------------

               The date of this Prospectus is             , 1997.

            [PICTURES OF CERTAIN OF THE COMPANY'S APPAREL PRODUCTS]

    Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing, the purchase of Common Stock to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                                  THE COMPANY


    Jones Apparel Group, Inc. (the "Company") is a leading designer and marketer of better priced women's sportswear, suits and dresses. The Company has pursued a multi-brand strategy marketing its products under several nationally known brands, including JONES NEW YORK, EVAN-PICONE and RENA ROWAN, and the LAUREN BY RALPH LAUREN brand licensed from Polo Ralph Lauren Corporation. Each of the Company's brands is positioned by style and price point to address a distinct segment of the women's better priced market. In addition, the Company recently announced the formation of a JONES NEW YORK men's sportswear division with products to be shipped in the second half of 1998. The Company has leveraged the strong consumer recognition of its brand names through 35 licenses for a range of products including footwear, outerwear, men's suits and accessories under the JONES NEW YORK brand name and 18 licenses under the EVAN-PICONE brand name with select manufacturers of women's and men's apparel and accessories.


    The Company has grown significantly over the last five years, with net sales increasing from $436.6 million in 1992 to over $1.0 billion in 1996, representing compound annual growth of 23.7%. During this period, the Company's operating income increased from $67.6 million to $130.3 million, representing compound annual growth of 17.8%, and net income increased from $41.3 million to $80.9 million, representing compound annual growth of 18.3%. For the first half of 1997, net sales and earnings per share increased to $581 million and $0.90, representing a 28.1% and 42.9% increase, respectively, over the comparable period of 1996.


    In July 1996, the Company commenced shipping its first collection of women's career and casual sportswear under the LAUREN BY RALPH LAUREN brand in the United States under an exclusive licensing alliance. The Company's LAUREN BY RALPH LAUREN lifestyle collection offers the classic styling, concepts and elegance associated with internationally known designer Ralph Lauren to a new group of consumers in the "better" market. This product line was initially shipped to 275 department store concept shops and has expanded to 680 concept shops as of August 1997. For Fall 1997, the Company added a petite collection which is being offered in an additional 270 concept shops within petite departments. The Company also recently expanded this lifestyle collection through the addition of coats and suits.


    In addition to its nationally-recognized brand names, the Company believes it enjoys a number of competitive strengths. The Company believes that its competitive advantages include its ability to design, merchandise, source and distribute superior products at price points within the better market. Through the combination of its worldwide network of quality contract manufacturers and highly efficient information and distribution systems, the Company has developed a reputation among retailers for customer service. The Company also believes it has benefitted from a trend among its major retail accounts to concentrate their apparel buying among a narrowing group of established brand name vendors. As one of the primary apparel resources for many of its retail accounts, the Company is able to influence the mix and timing of orders. As a result, the Company is able to more effectively market complete lines of sportswear and minimize excess inventory.


    The Company seeks to capitalize on its competitive advantages through a growth strategy that focuses on five principal areas: (i) continuing to expand the LAUREN BY RALPH LAUREN lines by adding new store locations, increasing the amount of retail space devoted to this label in existing store locations and introducing additional product classifications; (ii) continuing to expand the JONES NEW YORK brand by increasing the amount of retail space devoted to this label in existing store locations and by leveraging its brand name recognition to introduce new product lines such as the recently announced JONES NEW YORK men's sportswear line; (iii) continuing to expand the RENA ROWAN and EVAN-PICONE brands by adding new store locations and increasing the amount of retail space devoted to these brands in existing store locations; (iv) seeking new opportunities to license its brand names to increase the market presence and enhance the consumer awareness of its brands, such as the recent licenses for women's swimwear and men's and women's watches; and (v) selectively pursuing acquisitions to provide new brands, products or channels of distribution.

    The Company distributes its products through approximately 1,550 customers, including department stores, specialty retailer accounts and direct catalog companies throughout the United States and Canada, representing 7,700 locations. In addition, as of September 1, 1997, the Company operated a total of 215 factory outlet stores and five full price stores.

    The Company was incorporated in Pennsylvania in 1975. The Company's executive offices are located at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007.


RECENT DEVELOPMENTS



    On September 30, 1997 the Company announced that revenues for its third quarter ended September 28, 1997 will be in the range of $440 million to $450 million. Earnings per share for the quarter should fall in a range of $.86 to $.88, as compared to $.58 per share in the third quarter of 1996. In addition, the Company's order backlog at September 28, 1997 is 49% ahead of the same point in 1996. The Company's growth has been fueled by growth in its JONES NEW YORK brand, as well as stronger than anticipated growth in the LAUREN BY RALPH LAUREN brand. Based on the current order backlog, the Company now anticipates that LAUREN BY RALPH LAUREN sales will exceed $250 million for 1997.

                                 THE OFFERINGS

    The offering of 3,600,000 shares of Common Stock being offered in the United States and Canada (the "U.S. Offering") and the offering of 900,000 shares of Common Stock being offered outside the United States and Canada (the "International Offering") are collectively referred to herein as the "Offerings."

Common Stock to be offered by the Selling
  Shareholder(1).............................  4,500,000 shares
Common Stock outstanding before and after the
  Offerings(2)...............................  52,050,906 shares
Use of Proceeds..............................  The Company will not receive any of the proceeds from the Offerings.
New York Stock Exchange Symbol...............  JNY

------------------------

(1) Assumes the Underwriters' over-allotment options are not exercised.

(2) Excludes an aggregate of (i) 3,806,541 shares of Common Stock issuable upon exercise of outstanding employee stock options as of June 29, 1997, and (ii) 2,692,734 shares of Common Stock reserved as of June 29, 1997 for issuance upon exercise of stock options which may be granted under the Company's stock option plans.

                         SELECTED FINANCIAL INFORMATION

    The following financial information is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 29, 1997 incorporated by reference in this Prospectus. The selected consolidated financial information for each of the five years in the period ended December 31, 1996 is derived from the Company's audited Consolidated Financial Statements for the five fiscal years ended December 31, 1996. The selected consolidated financial information as of June 29, 1997 and June 30, 1996 and the periods ended June 29, 1997 and June 30, 1996 is derived from financial statements that are unaudited but which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of financial condition and the results of operations. The results for interim periods may not be indicative of results for the full fiscal year.

                                                              YEAR ENDED DECEMBER 31,                   SIX MONTHS ENDED
                                               -----------------------------------------------------  --------------------
                                                                                                      JUNE 30,   JUNE 29,
                                                 1992       1993       1994       1995       1996       1996       1997
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales....................................  $ 436,572  $ 541,152  $ 633,257  $ 776,365  $1,021,042 $ 453,626  $ 580,978
Licensing income(1)..........................      1,564      4,907      8,487     10,314     13,036      5,235      6,766
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues...............................    438,136    546,059    641,744    786,679  1,034,078    458,861    587,744
Cost of goods sold...........................    285,844    363,742    438,572    546,413    717,250    319,800    393,426
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross profit(2)..............................    152,292    182,317    203,169    240,266    316,828    139,061    194,318
Selling, general and administrative
  expenses...................................     84,740    103,392    115,307    139,135    186,572     84,874    115,729
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income.............................     67,552     78,925     87,862    101,131    130,256     54,187     78,589
Interest expense.............................      1,156        716      1,212      1,908      3,040      1,249      1,145
Interest income..............................       (221)      (810)      (695)      (445)      (547)      (265)      (516)
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before provision for income taxes.....     66,617     79,019     87,345     99,668    127,763     53,203     77,960
Provision for income taxes...................     25,314     30,660     32,425     36,183     46,889     19,526     29,141
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before cumulative effect of change
  in accounting principle....................     41,303     48,359     54,920     63,485     80,874     33,677     48,819
Cumulative effect on prior years of change
  in accounting for income taxes(3)..........     --          1,376     --         --         --         --         --
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...................................  $  41,303  $  49,735  $  54,920  $  63,485  $  80,874  $  33,677  $  48,819
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
PER SHARE DATA(4)
Earnings per share--primary
  Income before cumulative effect of change
    in accounting principle..................      $0.79      $0.92      $1.04      $1.20      $1.51      $0.63      $0.90
  Cumulative effect on prior years of change
    in accounting for income taxes(3)........     --          $0.03     --         --         --         --         --
  Net income.................................      $0.79      $0.95      $1.04      $1.20      $1.51      $0.63      $0.90
Earnings per share--fully diluted
  Income before cumulative effect of change
    in accounting principle..................      $0.79      $0.92      $1.04      $1.19      $1.50      $0.63      $0.90
  Cumulative effect on prior years of change
    in accounting for income taxes(3)........     --          $0.03     --         --         --         --         --
  Net income.................................      $0.79      $0.95      $1.04      $1.19      $1.50      $0.63      $0.90
Weighted average number of common shares
  and share equivalents outstanding
  Primary....................................     52,040     52,365     52,924     53,046     53,665     53,749     53,979
  Fully diluted..............................     52,379     52,413     52,925     53,458     54,077     53,844     54,250

                                                                    AT DECEMBER 31,
                                                 -----------------------------------------------------  AT JUNE 30,  AT JUNE 29,
                                                   1992       1993       1994       1995       1996        1996         1997
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
Working capital................................  $ 122,376  $ 159,175  $ 204,221  $ 260,853  $ 293,970   $ 285,444    $ 328,229
Total assets...................................    184,639    266,594    318,286    400,959    488,109     474,712      568,693
Short-term debt, including current portion
  of capital lease obligations.................      1,131      1,722      1,859      2,327      3,067       2,890        3,655
Long-term debt, including capital lease
  obligations..................................      4,783      9,545      8,029     10,151     12,141      13,401       19,927
Stockholders' equity...........................    134,791    189,120    248,678    314,975    376,729     345,573      421,690


                                                     FOOTNOTES ON FOLLOWING PAGE

FOOTNOTES FROM PRIOR PAGE


(1) Represents license fees received by the Company (net of related expenses).

(2) Historically, the Company had included licensing income as a separate line item in operating income. In accordance with current industry practice, the Company has included this amount in total revenues and gross profit. All periods presented reflect this reclassification of licensing income.

(3) For the year ended December 31, 1993, the Company recorded a cumulative effect of a change in accounting principle for income taxes as a result of the adoption of SFAS 109, which increased net income by $1,376,000.

(4) On July 30, 1996, the Company's Board of Directors approved a two-for-one stock split of the Company's Common Stock in the form of a 100% stock dividend for shareholders of record as of September 12, 1996. Concurrently, the number of authorized shares of Common Stock was increased to 100,000,000. On October 2, 1996, a total of 26,744,580 shares of Common Stock were issued in connection with the split. The stated par value of each share remained at $0.01. All share and per share amounts have been restated to retroactively reflect the stock split.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE, AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISKS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

    THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN INCLUDE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS CONCERNING FUTURE EVENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE ASSOCIATED WITH THE EFFECT OF NATIONAL AND REGIONAL ECONOMIC CONDITIONS, THE OVERALL LEVEL OF CONSUMER SPENDING, THE PERFORMANCE OF THE COMPANY'S PRODUCTS WITHIN THE PREVAILING RETAIL ENVIRONMENT, CUSTOMER ACCEPTANCE OF BOTH NEW DESIGNS AND NEWLY-INTRODUCED PRODUCT LINES, AND FINANCIAL DIFFICULTIES ENCOUNTERED BY CUSTOMERS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACTS INCLUDED IN THIS PROSPECTUS, AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN INCLUDING, WITHOUT LIMITATION, THE STATEMENTS UNDER "THE COMPANY," AND ELSEWHERE HEREIN, ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE COMPANY'S EXPECTATIONS ("CAUTIONARY STATEMENTS") ARE DISCLOSED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN INCLUDING, WITHOUT LIMITATION, IN CONJUNCTION WITH THE FORWARD-LOOKING STATEMENTS OR INCORPORATED BY REFERENCE INCLUDED IN THIS PROSPECTUS AND UNDER "RISK FACTORS." ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

CYCLICALITY OF APPAREL INDUSTRY

    The apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A difficult retail environment could result in higher than normal levels of promotional sales which could adversely impact the Company's gross profit margins. Although the retail segment in which the Company operates improved moderately in 1996 and 1997, there can be no assurance that the improved retail environment will continue or that the retail environment will not deteriorate.

CONCENTRATION OF CUSTOMERS

    Department stores account for approximately two-thirds of the Company's sales, and its ten largest customers accounted for approximately 64% and 65% of sales in 1996 and the first half of 1997, respectively. Although no single customer accounted for more than 10% of net sales, certain of the Company's customers are under common ownership. When considered together as a group under common ownership, sales to the seven department store customers currently owned by Federated Department Stores Inc. and sales to eight department store customers currently owned by The May Department Store Company each accounted for approximately 20% of 1996 sales, and 21% and 20% of sales for the first half of 1997, respectively. Although the Company believes that purchasing decisions are generally made independently by each department store customer within a commonly-controlled group, in some cases the trend may be toward more centralized purchasing decisions. If such decisions become more centralized, the risk to the Company of such concentration would become greater than is presently the case. The loss of any of the Company's ten largest customers, or any such customer's insolvency, bankruptcy or material financial difficulty, could have a material adverse effect upon the Company.

FASHION TRENDS

    The Company believes that its success depends in substantial part on its ability to anticipate, gauge and respond to changing consumer demands and fashion trends in a timely manner. There can be no assurance, however, that the Company will continue to be successful in this regard. If the Company misjudges the market for a number of products or product groups, it may be faced with a significant amount of unsold finished goods inventory, which could have an adverse effect on the Company's operations.


LAUREN BY RALPH LAUREN LICENSE AGREEMENTS



    The Company has an exclusive license to manufacture and market women's career and casual sportswear under the LAUREN BY RALPH LAUREN trademark in the United States pursuant to license and design service agreements with Polo Ralph Lauren Corporation which expire on December 31, 2001. The license agreement provides for the payment by the Company of a percentage of net sales against guaranteed minimum royalty and design service payments, as set forth in the agreements. Upon the expiration of the initial term, the Company has the right to renew the license for an additional three year term provided that it meets certain minimum sales level requirements. In the event that the license is terminated or not renewed as a result of the Company's failure to comply with the terms of these agreements, including the minimum sales level requirements, such termination could have a material adverse effect upon the Company.


DEPENDENCE UPON KEY PERSONNEL

    The success of the Company is dependent upon the personal efforts and abilities of Sidney Kimmel (Chairman), Jackwyn Nemerov (President), and Irwin Samelman (Executive Vice President, Marketing). The Company does not have employment agreements with Mr. Kimmel, Ms. Nemerov, or Mr. Samelman. The Company believes that the loss of the services of any of Mr. Kimmel, Ms. Nemerov, or Mr. Samelman could have an adverse effect on the Company. See "Management."

FOREIGN OPERATIONS AND MANUFACTURING

    During 1996 approximately 35% of the Company's products were manufactured in the United States and Mexico and approximately 65% in Asia and, to a lesser extent, other parts of the world. As a result, the Company's operations may be adversely affected by political instability resulting in the disruption of trade from foreign countries in which the Company's contractors and suppliers are located, the imposition of additional regulations relating to imports or duties, taxes and other charges on imports, any significant fluctuation of the value of the dollar against foreign currencies and restrictions on the transfer of funds. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries. These agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Furthermore, because the Company's foreign manufacturers are located at greater geographic distances from the Company than its domestic manufacturers, the Company is generally required to allow greater lead time for foreign orders. This reduces the Company's manufacturing flexibility, which increases the risk that the Company will be required to mark down unsold inventory as a result of misjudging the market for a foreign sourced product. Although the Company seeks to actively monitor the compliance of its contractors with applicable labor and wage standards, violations of these standards and the resulting publicity relating to such violations could have an adverse effect on the Company.

COMPETITION

    There is intense competition in the sectors of the apparel industry in which the Company participates. The Company competes with many other apparel companies, some of which are larger and have greater resources than the Company. The Company believes in order to be successful in its industry, it must be able to evaluate and respond to changing consumer demand and taste and to remain competitive in the areas of style, quality and price while operating within the significant domestic and foreign production and delivery constraints of the industry.

POSSIBLE VOLATILITY OF STOCK PRICE

    The market price of the Company's Common Stock may be highly volatile. Factors such as quarter-to-quarter variations in the Company's revenues and earnings could cause the market price of the Company's Common Stock to fluctuate significantly. In addition, in recent years the stock markets have experienced significant volatility, which often may have been unrelated to the operating performance of the affected companies. Such volatility may adversely affect the market price of the Company's Common Stock. See "Common Stock Price Range."

SHARES ELIGIBLE FOR FUTURE SALE

    The prevailing market price of Common Stock after this offering could be adversely affected by future sales of substantial amounts of Common Stock by existing shareholders. There will be 52,050,906 shares of Common Stock outstanding immediately following the Offerings, 44,701,856 of which will be tradeable without restriction and 7,349,050 of which may be sold subject to the restrictions of Rule 144 under the Securities Act of 1933 (the "Securities Act"). However, the Company, its executive officers and directors, including the Selling Shareholder, have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, in the case of the Selling Shareholder, or 30 days after the date of this Prospectus, in the case of the other executive officers and directors of the Company. See "Shares Eligible for Future Sale."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 29, 1997. The sale of the shares of Common Stock offered hereby will not affect the Company's capitalization.


                                                                                                    JUNE 29, 1997
                                                                                                    --------------
                                                                                                    (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt ..............................................................   $         10
  Current portion of capital lease obligations....................................................          3,645
                                                                                                    --------------
      Total short-term debt.......................................................................   $      3,655
                                                                                                    --------------
                                                                                                    --------------
Long-term debt:
  Obligations under capital leases................................................................   $     19,925
  Long-term debt..................................................................................              2
                                                                                                    --------------
      Total long-term debt........................................................................         19,927
Stockholders' equity:
  Common Stock, par value $0.01 per share: 100,000,000 shares authorized: 54,053,000 shares issued
    and outstanding(1)............................................................................            541
  Additional paid-in capital......................................................................        109,444
  Retained earnings ..............................................................................        366,011
  Cumulative foreign currency translation adjustment..............................................         (1,216)
  Treasury stock (1,976,000 shares at cost) ......................................................        (53,090)
                                                                                                    --------------
      Total stockholders' equity..................................................................        421,690
                                                                                                    --------------
        Total capitalization......................................................................   $    441,617
                                                                                                    --------------
                                                                                                    --------------


------------------------

(1) As of the date of this Prospectus, there were 52,050,906 shares of Common Stock outstanding which excludes an aggregate of (i) 3,806,541 shares of Common Stock issuable upon exercise of outstanding employee stock options as of June 29, 1997, and (ii) 2,692,734 shares of Common Stock reserved as of June 29, 1997 for issuance upon exercise of stock options which may be granted under the Company's stock option plans.

                                USE OF PROCEEDS

    The Company will not receive any of the proceeds from the Offerings. All of the expenses of the Offerings will be paid by the Selling Shareholder.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the New York Stock Exchange under the symbol "JNY." The following table sets forth, for the periods indicated, the high and low sale prices per share of the Company's Common Stock as reported on the New York Stock Exchange Composite Tape.


                                                                                                    HIGH        LOW
                                                                                                   -------    -------
1995
  First Quarter................................................................................... $13 15/16  $11 5/16
  Second Quarter..................................................................................  15 7/16    12 15/16
  Third Quarter...................................................................................  18 3/8     14 7/8
  Fourth Quarter..................................................................................  19 3/4     15 3/16

1996
  First Quarter...................................................................................  24 1/4     17 13/16
  Second Quarter..................................................................................  27 3/4     23 1/4
  Third Quarter...................................................................................  37 3/8     22 9/16
  Fourth Quarter..................................................................................  37 3/8     29 5/8

1997
  First Quarter...................................................................................  41 3/8     32 1/8
  Second Quarter..................................................................................  49 1/8     36 1/8
  Third Quarter (through September 29, 1997) .....................................................  57 3/16    46 5/8



    The last reported sale price per share of the Company's Common Stock as reported on the New York Stock Exchange Composite Tape on September 29, 1997 was $53 1/16.


                                DIVIDEND POLICY

    The Company has not paid any cash dividends on shares of its Common Stock. The Company presently anticipates that all of its future earnings will be retained for development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The directors and executive officers of the Company are as follows:

NAME                                                     AGE      OFFICE
---------------------------------------------------      ---      ---------------------------------------------------
Sidney Kimmel......................................          69   Chairman and Director
Herbert J. Goodfriend..............................          71   Vice Chairman and Director
Jackwyn Nemerov....................................          46   President
Irwin Samelman.....................................          66   Executive Vice President, Marketing and Director
Wesley R. Card.....................................          49   Chief Financial Officer
Gary R. Klocek.....................................          47   Controller
Geraldine Stutz....................................          69   Director
Howard Gittis......................................          63   Director

    SIDNEY KIMMEL founded the Jones Apparel Division of W.R. Grace & Co. in 1970. Mr. Kimmel has served as Chairman since 1975. Prior to 1975, Mr. Kimmel occupied various executive offices, including President of JONES NEW YORK and Vice President of John Meyer of Norwich. Prior to founding the Company, Mr. Kimmel was employed by W.R. Grace & Co. and was President of Villager, Inc., a sportswear company.

    HERBERT J. GOODFRIEND joined the Company in 1990 after serving as the Company's legal counsel for the previous three years and has served as a director since July 1991. Before joining the Company, Mr. Goodfriend served as a director of Villager, Inc. and Venice Industries, Inc. In addition, Mr. Goodfriend is engaged in the practice of law and is of counsel to the firm of Phillips Nizer Benjamin Krim & Ballon LLP, which performs legal services for the Company.


    JACKWYN NEMEROV was appointed President of the Company in January 1997. She joined the Company in 1985 and served as President of the Company's casual sportswear divisions and LAUREN BY RALPH LAUREN division. Prior to joining the Company, Ms. Nemerov was President of the Gloria Vanderbilt division of Murjani, Inc. from 1980 through 1985.


    IRWIN SAMELMAN has been Executive Vice President, Marketing of the Company since 1991 and has served as a director since July 1991. In addition, from 1987 to 1991, Mr. Samelman provided marketing consulting services to the Company through Samelman Associates, Inc., a private consulting company controlled by him. Prior thereto, Mr. Samelman was Regional Marketing Manager of Russ Togs, Inc. and a Vice President of Villager, Inc.

    WESLEY R. CARD joined the Company in 1990 as Chief Financial Officer. Prior to joining the Company, Mr. Card held the positions of Executive Vice President and Chief Financial Officer of Carolyne Roehm, Inc., and Corporate Vice President, Controller and Assistant Secretary of Warnaco, Inc.

    GARY R. KLOCEK has been Controller of the Company since August 1987. Prior to joining the Company, Mr. Klocek held various positions with Atlantic Richfield Company ("ARCO") from 1979 through 1987, his last position being Manager of Cost and Inventory Control for one of ARCO's subsidiaries.

    GERALDINE STUTZ has been a director of the Company since July 1991. Since 1993, Ms. Stutz has been a principal partner of Panache Productions, a fashion and marketing service. During the previous five years, she was Publisher of Panache Press at Random House, a book publisher. From 1960 until 1986, Ms. Stutz was President of Henri Bendel. Ms. Stutz serves on the Board of Directors of Tiffany & Co., Hanover Direct, The Theatre Development Fund and The Actors' Fund.

    HOWARD GITTIS has been a director of the Company since April 1992. During the past five years, Mr. Gittis' principal occupation has been Director and Vice Chairman of MacAndrews & Forbes Holdings Inc., a diversified holding company. In addition, Mr. Gittis is a director of Andrews Group Incorporated, Consolidated Cigar Corporation, First Nationwide Holdings Inc., First Nationwide Bank, a Federal Savings Bank, Loral Corporation, Mafco Consolidated Group Inc., Mafco Worldwide Corporation, NWCG Holdings Corporation, New World Communications Group Incorporated, New World Television Incorporated, Power Control Technologies Inc., Revlon, Inc., Revlon Consumer Products Corporation, and Revlon Worldwide Corporation.

KEY EMPLOYEES

    The following persons, although not executive officers of the Company, make significant business contributions to the Company:

    RENA ROWAN was the original creator of the JONES NEW YORK line and served as the division's Chief Designer from 1970 to 1982. She is currently Vice President, Design of the Company. From 1991 to 1993, Ms. Rowan was an executive vice president of the Company. Prior to the inception of Jones New York, Ms. Rowan was employed by Villager, Inc. and Rosenau, Inc.

    ANITA BRITT, Director of Investor Relations and Financial Planning, joined the Company in December 1993. Prior to joining the Company, Ms. Britt was Director of Internal Audit of American Reliance Group, Inc.

    HOWARD BUERKLE has been President of Retail Operations for the Company since 1989. From 1986 through 1989, Mr. Buerkle was President of the retail division of Inwear/Matinique.

    ELLEN DANIEL joined the Company in 1994 in the dual capacity of Senior Vice President--Corporate Merchandising Manager and President of the EVAN-PICONE division. From 1982 through 1994, Ms. Daniel was employed by Liz Claiborne, most recently as Senior Vice President--Corporate Design Director.

    IRA DANSKY joined the Company in 1996 as General Counsel. Prior to joining the Company, Mr. Dansky was engaged in private law practice from 1987 though 1996, prior to which he served as Associate General Counsel of Xerox Corporation.

    RONALD HARRISON, Vice President of Manufacturing, joined the Company in 1981. Mr. Harrison had been Plant Manager for Chief Apparel, Inc. from 1965 through 1981.

    JOSEPH HIESS was appointed President of the JONES NEW YORK Men's Sportswear division in August 1997. Prior to his appointment, Mr. Hiess served as head of Design and Marketing of JJ Farmer, a menswear company he founded in 1986 and subsequently sold to Salant Corporation in 1993.

    BARBARA KENNEDY has been President of the Jones New York Dress Division since August 1991. From 1983 through August 1991, Ms. Kennedy was employed by Bloomingdale's in various capacities, most recently as Vice President, Merchandise Manager.

    RICHARD SHAW, President of Jones Apparel Group Canada, Inc., joined the Company in May, 1997. Prior to joining Jones, Mr. Shaw served as President of Liz Claiborne Canada which he helped launch in 1987.

    JEFFREY LEVY, President of RENA ROWAN, joined the Company in 1990. Prior to joining the Company, Mr. Levy was Vice President of Sales and National Sales Manager, of Russ Togs, Inc. from 1984 through 1990.


    BENNY LIN joined the Company in December 1995 as Creative Director of the LAUREN BY RALPH LAUREN division. Mr. Lin had been Fashion Director at Macy's East prior to joining the Company.

    MARTIN MARLOWE joined the Company in 1992 as Vice President of Foreign Manufacturing. Prior to joining the Company, Mr. Marlowe was President of Jodi International, an apparel importer, from 1988 to 1992.

    HELEN MERRIL, President of the EVAN-PICONE Dress Divisions, joined Jones Apparel Group in October 1993. Prior to joining the Company, Ms. Merril held the positions of President of Scassi Dress of De Peche Corporation and President of Nipon Boutique of Albert Nipon Inc.


    SUSAN METZGER, Vice President of Sales for the LAUREN BY RALPH LAUREN division, joined the Company in May 1996. Prior to joining Jones Apparel Group, Ms. Metzger held the positions of Vice President of Sales of Chaus, Inc and Sales Manager of JH Collectibles.


    DEANNA RANDALL, who joined the Company in 1981, has held various sales and marketing positions with the Company, and is currently President of the JONES NEW YORK career division.

    JOHN SAMMARITANO, Vice President of Distribution, joined the Company in 1975. Mr. Sammaritano had been Vice President of Distribution for Villager, Inc. from 1964 through 1975.

                              SELLING SHAREHOLDER

    The following tables sets forth certain information with respect to the beneficial ownership of Common Stock as of September 22, 1997 by Sidney Kimmel (the "Selling Shareholder") and as adjusted to reflect the sale of 4,500,000 shares by the Selling Shareholder in the Offerings. Mr. Kimmel has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him except as set forth in the footnotes below.

                                              BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERINGS          SHARES            AFTER OFFERINGS
                                            -------------------------      BEING       ---------------------------
NAME                                           SHARES     PERCENT (1)     OFFERED          SHARES      PERCENT (1)
------------------------------------------  ------------  -----------  --------------  --------------  -----------
Sidney Kimmel(3)..........................    11,849,050        22.7%     4,500,000(2)    7,349,050(2)       14.1%

------------------------

(1) Based upon 52,050,906 shares of Common Stock issued and outstanding as of September 22, 1997.

(2) Assumes the Underwriters' over-allotment options are not exercised. If such over-allotment options are exercised in full, an additional 675,000 shares will be sold by the Selling Shareholder. See "Underwriting."

(3) Does not include 400,000 shares of Common Stock which are issuable upon exercise of stock options, which do not become exercisable until July 1998.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The Selling Shareholder will beneficially own 7,349,050 shares of the Company's Common Stock subsequent to the completion of the Offerings (6,674,050 shares if the Underwriters' over-allotment options are exercised in full). The Selling Shareholder has agreed not to sell any such shares for a period of 90 days from the date of this Prospectus without the prior written consent of Merrill Lynch on behalf of the Underwriters. Subsequently, such shares may be eligible for sale pursuant to Rule 144 under the Securities Act of 1933 or otherwise. In addition, the Company, its executive officers and directors, including the Selling Shareholder, have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, in the case of the Selling Shareholder, or 30 days after the date of this Prospectus, in the case of the other executive officers and directors of the Company. See "Underwriting."

    Pursuant to Rule 144, each shareholder who is deemed to be an "affiliate" of the Company may sell, within any three-month period, a number of shares that does not exceed the greater of (a) 1% of the shares of Common Stock then outstanding or (b) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale.

    No predictions can be made as of the effect, if any, that sales of shares under Rule 144 or the availability of shares for sale will have on the market price prevailing from time to time after the Offerings. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK


    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder") and who acquires and owns such Common Stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For this purpose, the term "Non-U.S. Holder" generally is defined as any person other than (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate whose income is included in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust if, (a) a court within the United States is able to exercise primary jurisdiction supervision over the administration of the trust and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust.



    This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position, does not address all aspects of United States federal income, gift and estate taxes and does not deal with foreign and United States state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Further, it does not discuss the rules applicable to Non-U.S. Holders subject to special tax treatment under the federal tax laws (including, but not limited to, banks and insurance companies, dealers in securities, and holders of securities held as part of a "straddle," "hedge," or "conversion transaction"). Furthermore, this discussion is based on current provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis.



    ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK.


    An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States on at least thirty-one (31) days in the calendar year and for an aggregate of at least one hundred eighty-three (183) days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to United States federal income tax as if they were United States citizens.

DIVIDENDS

    In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of U.S. federal income tax at a thirty (30%) percent rate (or such lower rate as may be specified by an applicable income tax treaty), unless the dividends are (i) effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States ("United States trade or business income") or (ii) if an applicable treaty so provides, attibutable to a United States permanent establishment maintained by the Non-U.S. Holder. If the dividend is United States trade or business income or attributable to a United States permanent establishment, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the thirty (30%) percent withholding tax described above (if the Non-U.S. Holder files certain forms, including United States Internal Revenue Service ("Service") Form 4224, with the payor of the dividend). Any such dividends that are United States trade or business income received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a thirty (30%) percent rate (or such lower rate as may be specified by an applicable income tax treaty).

    Under current United States Treasury regulations, dividends paid to a shareholder at an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate, unless an applicable tax treaty requires some other method for determining a shareholder's residence. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements, including the requirement generally to file Service Form W-8. The proposed regulations, if adopted in their current form, generally would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of the proposed regulations and the effect that such regulations could have on an investment in the Common Stock.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty or whose dividends have otherwise been subjected to withholding in an amount which exceeds such Non-U.S. Holder's United States federal income tax liability, may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States or, if an applicable income tax treaty so provides, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of United States tax law that apply to certain expatriates, or (iv) under certain circumstances if the Company is or has been during certain time periods a "U.S. real property holding corporation" for United States federal income tax purposes and, if the Common Stock is "regularly traded on an established securities market," the Non-U.S. Holder held, directly or indirectly, during certain time periods more than 5% of the Common Stock. The Company believes that it has not been, is not currently and is not likely to become, a "U.S. real property holding corporation."

    If an individual Non-U.S. Holder falls under clause (i) above, he will be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If the individual falls under clause (ii) above, he will be subject to a flat thirty (30%) percent tax on his United States source capital gains for the taxable year which may be offset by United States source capital losses for such year (notwithstanding the fact that he is not considered a resident of the United States). Thus, Non-U.S. Holders who spend 183 days or more in the United States in the taxable year in which they contemplate the sale of the Common Stock are urged to consult their tax advisors as to the tax consequences of such sale.

    If the Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain on a net income basis at applicable graduated corporate rates and, in addition, may be subject to the branch profits tax equal to thirty (30%) percent of its "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAXES

    Common Stock that is owned, or treated as owned, by an individual who is not a citizen or resident (as specifically determined under residence rules for United States federal estate tax purposes) of the United States at the time of death or that has been the subject of certain lifetime transfers will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and any tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available under the provisions of an applicable treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides.

    United States backup withholding tax (which generally is a withholding tax imposed at the rate of thirty-one (31%) percent on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to information reporting and backup withholding if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company.


    The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from the disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income (from all sources) from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary).


    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or as a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

    These rules are under review by the United States Treasury, and their application to the Common Stock could be changed by future regulations.


    THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX AND FEDERAL ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                  UNDERWRITING


    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company, the Selling Shareholder and the U.S. Underwriters, and concurrently with the sale of 900,000 shares of Common Stock to the International Managers (as defined below), the Selling Shareholder has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Selling Shareholder, the number of shares of Common Stock set forth opposite its name below.



                                                                   NUMBER OF
          U.S. UNDERWRITERS                                         SHARES
                                                                  -----------

Merrill Lynch, Pierce, Fenner & Smith
          Incorporated..........................................
Bear, Stearns & Co. Inc.........................................
Goldman, Sachs & Co.............................................

                                                                  -----------
          Total.................................................   3,600,000
                                                                  -----------
                                                                  -----------



    The Company and the Selling Shareholder have also entered into an international purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Merrill Lynch International, Bear, Stearns International Limited and Goldman Sachs International are acting as lead managers (the "Lead Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 3,600,000 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Selling Shareholder has agreed to sell to the International Managers, and the International Managers severally have agreed to purchase from the Selling Shareholder, an aggregate of 900,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.



    In the U.S. Purchase Agreement and the International Purchase Agreement, the several U.S. Underwriters and the several International Managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.


    The U.S. Representatives have advised the Company and the Selling Shareholder that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $   per share of Common Stock. The U.S. Underwriters
may allow, and such dealers may reallow, a discount not in excess of $   per
share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Selling Shareholder has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 540,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise these options, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Selling Shareholder also has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 135,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

    The Company, its executive officers and directors, including the Selling Shareholder, have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, in the case of the Selling Shareholder, or 30 days after the date of this Prospectus, in the case of the other executive officers and directors of the Company. See "Shares Eligible for Future Sale."

    The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of the Common Stock to the extent that it were to discourage resales of the Common Stock.

    Neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company, the Selling Shareholder nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Merrill Lynch has from time to time provided investment banking financial advisory services to the Company, for which it has received customary compensation, and may continue to do so in the future.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Phillips Nizer Benjamin Krim & Ballon LLP, 666 Fifth Avenue, New York, New York 10103. Phillips Nizer Benjamin Krim & Ballon LLP will rely upon Mesirov Gelman Jaffe Cramer &
Jamieson, 1735 Market Street, Philadelphia, Pennsylvania, with respect to certain matters concerning Pennsylvania law. Herbert J. Goodfriend, Vice Chairman of the Company, is of counsel to Phillips Nizer Benjamin Krim & Ballon LLP. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York 10022.

                                    EXPERTS

    The financial statements and schedule of the Company incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, upon request such reports, proxy statements and other information will be made available for inspection and copying at the Commission's public reference facilities at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http:\\www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as a part hereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference in this Prospectus (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 Form 10-K"), (ii) the Company's Quarterly Reports on form 10-Q for the fiscal quarters ended March 30, 1997 (the First Quarter Form 10-Q") and June 29, 1997 (the "Second Quarter Form 10-Q" and, together with the First Quarter Form 10-Q, the "1997 Form 10-Qs"); and (iii) the description of the Company's Common Stock contained in the Company's Registration Statement on form 8-A, dated April 5, 1991, including any amendments filed for the purpose of updated such description. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contain herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are incorporated by reference in such document). Requests shall be directed to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007; Attn:
Wesley R. Card.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.


                            ------------------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
The Company....................................          3
The Offerings..................................          5
Selected Financial Information.................          6
Risk Factors...................................          8
Capitalization.................................         11
Use of Proceeds................................         11
Price Range of Common Stock....................         12
Dividend Policy................................         12
Management.....................................         13
Selling Shareholder............................         16
Shares Eligible for Future Sale................         16
Certain United States Federal Tax Consequences
  to Non-U.S. Holders of Common Stock..........         17
Underwriting...................................         20
Legal Matters..................................         22
Experts........................................         22
Available Information..........................         23
Incorporation of Documents
  by Reference.................................         23


                                4,500,000 SHARES

                                 JONES APPAREL
                                  GROUP, INC.
                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------


                              MERRILL LYNCH & CO.
                            BEAR, STEARNS & CO. INC.


                              GOLDMAN, SACHS & CO.

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      ALTERNATE PAGE TO INTERNATIONAL PROSPECTUS

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED SEPTEMBER 30, 1997
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS

                                4,500,000 SHARES
                           JONES APPAREL GROUP, INC.
                                  COMMON STOCK
                                  -----------

    All of the shares of Common Stock of the Company offered hereby are being sold by a Selling Shareholder of the Company. The Company is not selling shares of Common Stock in the Offerings and will not receive any of the proceeds from the sale of shares of Common Stock offered hereby.Of the 4,500,000 shares of Common Stock being offered, 900,000 shares are being offered for sale initially outside the United States and Canada by the International Managers and 3,600,000 shares are being offered for sale initially in a concurrent offering in the United States and Canada by the U.S. Underwriters. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

    The Common Stock is listed on the New York Stock Exchange under the symbol "JNY." On September 29, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $53 1/16 per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS," BEGINNING ON PAGE 8, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                                ---------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                             PROCEEDS TO
                                                                PRICE TO             UNDERWRITING              SELLING
                                                                 PUBLIC               DISCOUNT(1)          SHAREHOLDER(2)
Per Share...............................................  $                      $                      $
Total(3)................................................            $                      $                      $

(1) The Company and the Selling Shareholder have agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Selling Shareholder estimated at $340,000.

(3) The Selling Shareholder has granted the International Managers and the U.S. Underwriters options to purchase up to an additional 135,000 shares and 540,000 shares of Common Stock, respectively, in each case exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholder will be $
    , $         and $         , respectively. See "Underwriting."
                                ----------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1997.
                                ----------------

MERRILL LYNCH INTERNATIONAL

               BEAR, STEARNS INTERNATIONAL LIMITED

                              GOLDMAN SACHS INTERNATIONAL
                                ----------------

               The date of this Prospectus is            , 1997.

                                      ALTERNATE PAGE TO INTERNATIONAL PROSPECTUS

                                  UNDERWRITING

    Merrill Lynch International, Bear, Stearns International Limited and Goldman Sachs International are acting as lead managers (the "Lead Managers") for each of the International Managers named below (the "International Managers"). Subject to the terms and conditions set forth in an international purchase agreement (the "International Purchase Agreement") among the Company, the Selling Shareholder and the International Managers, and concurrently with the sale of 3,600,000 shares of Common Stock to the U.S. Underwriters (as defined below), the Selling Shareholder has agreed to sell to the International Managers, and each of the International Managers severally has agreed to purchase from the Selling Shareholder the number of shares of Common Stock set forth opposite its name below.

                                                                   NUMBER OF
          INTERNATIONAL MANAGERS                                    SHARES
                                                                  -----------

Merrill Lynch International.....................................
Bear, Stearns International Limited.............................
Goldman Sachs International.....................................
                                                                  -----------
          Total.................................................     900,000
                                                                  -----------
                                                                  -----------

    The Company and the Selling Shareholder have also entered into a U.S. purchase agreement (the "U.S. Purchase Agreement") with certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters") for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. are acting as representatives (the "U.S. Representatives"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 900,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Selling Shareholder has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase from the Selling Shareholder, an aggregate of 3,600,000 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

    In the International Purchase Agreement and the U.S. Pursuant Agreement, the several International Managers and the several U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances, under the U.S. Purchase Agreement and the International Purchase Agreement, the commitments of non-defaulting Underwriters may be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

    The Lead Managers have advised the Company and the Selling Shareholder that the International Managers propose initially to offer the shares of Common Stock to the Public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $     per share of Common Stock. The International Managers may
allow, and such dealers may reallow, a discount not in excess of $     per share
of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The Selling Shareholder has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 135,000 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting

                                      ALTERNATE PAGE TO INTERNATIONAL PROSPECTUS

discount. The International Managers may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the International Managers exercise this option, each International Manager will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such International Manager's initial amount reflected in the foregoing table. The Selling Shareholder has also granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 540,000 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the International Managers.

    The Company, and its executive officers and directors, including the Selling Shareholder, have agreed, subject to certain exceptions, not to directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of the Common Stock whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus, in the case of the Selling Shareholder, or 30 days after the date of this Prospectus, in the case of the other executive officers and directors of the Company. See "Shares Eligible for Future Sale."

    The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and the U.S. Underwriters are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement.

    The Company and the Selling Shareholder have agreed to indemnify the International Managers and the U.S. Underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the U.S. Underwriters and International Managers may be required to make in respect thereof.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids of purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

    If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the U.S.
Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

                                      ALTERNATE PAGE TO INTERNATIONAL PROSPECTUS

    The U.S. Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the U.S. Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a the Common Stock to the extent that it were to discourage resales of the Common Stock.

    Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Merrill Lynch has from time to time provided investment banking financial advisory services to the Company, for which it has received customary compensation, and may continue to do so in the future.

    Each International Managers has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the Closing Date, will not offer or sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or pass on.

    No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Shareholder or shares of Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the shares of Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

    Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

                                      ALTERNATE PAGE TO INTERNATIONAL PROSPECTUS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Selling Shareholder or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

    In the Prospectus, reference to "dollars" and "$" are to United States dollars.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------

The Company....................................          3

The Offerings..................................          5

Selected Financial Information.................          6

Risk Factors...................................          8

Capitalization.................................         11

Use of Proceeds................................         11

Price Range of Common Stock....................         12

Dividend Policy................................         12

Management.....................................         13

Selling Shareholder............................         16

Shares Eligible for Future Sale................         16

Certain United States Federal Tax Consequences
  to Non-U.S. Holders of Common Stock..........         17

Underwriting...................................         20

Legal Matters..................................         22

Experts........................................         22

Available Information..........................         23

Incorporation of Documents
  by Reference.................................         23

                                4,500,000 SHARES

                                 JONES APPAREL
                                  GROUP, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                          MERRILL LYNCH INTERNATIONAL
                      BEAR, STEARNS INTERNATIONAL LIMITED

                          GOLDMAN SACHS INTERNATIONAL

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Filing Fee-Securities Exchange Commission.........................  $  85,800
NASD Fee..........................................................     28,817
Accounting Fees and Expenses......................................     50,000
Legal Fees and Expenses...........................................     50,000
Blue Sky Fees and Expenses........................................     10,000
Printing Fees and Expenses........................................    100,000
Transfer Agent and Registrar's Fee................................      2,500
Miscellaneous Expenses............................................     12,883
                                                                    ---------
        Total.....................................................  $ 340,000
                                                                    ---------
                                                                    ---------

    All expenses other than the Securities and Exchange Commission and NASD filing fees are estimated. All expenses will be borne by the Selling Shareholder.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    As permitted by the Pennsylvania Business Corporation Law, Section 8.1 of the Company's By-laws provides that a director of the Company shall not be personally liable for monetary damages for any action taken or failed to be taken, other than as expressly provided in the Pennsylvania Business Corporation Law. Furthermore, Section 8.2 of the Company's By-laws provides that the Company shall indemnify each officer and director to the full extent permitted by the Pennsylvania Business Corporation Law, and shall pay and advance expenses for any matters covered by such indemnification.

    Section 1741 of the Pennsylvania Business Corporation Law provides that the Company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had reasonable cause to believe that his conduct was unlawful.

    Section 1742 of the Pennsylvania Business Corporation Law provides that the Company shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of the action if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation. Indemnification shall not be made under this section in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought determined upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court of common pleas or other court deems proper.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

    (a) Exhibits


EXHIBIT NO.                                                 DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
       1.1+    Form of U.S. Purchase Agreement
       1.2+    Form of International Purchase Agreement
       5+      Opinion of Mesirov Gelman Jaffe Cramer & Jamieson.
      23.1*    Consent of BDO Seidman, LLP.
      23.2+    Consent of Mesirov Gelman Jaffe Cramer & Jamieson (included as part of Exhibit 5).
      23.3+    Consent of Phillips Nizer Benjamin Krim & Ballon LLP.
     24*       Power of Attorney (included in Part II of this Registration Statement).


------------------------


*   Previously filed.


+   To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Act;

        (ii) To reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and


       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this registration statement; PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act by reference in this Registration Statement.


    (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (7) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

       (ii) For the purpose of determining any liability under the Securities Act of 1933,each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on the 30th day of September, 1997.


                                JONES APPAREL GROUP, INC.

                                By:                      *
                                     ------------------------------------------
                                              Sidney Kimmel, Chairman

    Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.



                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

                          *
     -------------------------------------------        Chairman and Director (Chief         September 30, 1997
                   (Sidney Kimmel)                        Executive Officer)

                          *
     -------------------------------------------        Chief Financial Officer              September 30, 1997
                   (Wesley R. Card)                       (Principal Financial Officer)

                          *
     -------------------------------------------        Controller (Principal Accounting     September 30, 1997
                   (Gary R. Klocek)                       Officer)

                          *
     -------------------------------------------        Vice Chairman and Director           September 30, 1997
               (Herbert J. Goodfriend)

                          *
     -------------------------------------------        Executive Vice President,            September 30, 1997
                   (Irwin Samelman)                       Marketing, and Director

                          *
     -------------------------------------------        Director                             September 30, 1997
                  (Geraldine Stutz)

                          *
     -------------------------------------------        Director                             September 30, 1997
                   (Howard Gittis)

                       *By: /s/
          --------------------------------------
                      Ira Dansky
                   Attorney-in-Fact


------------------------


* Executed pursuant to a power of attorney contained in the Registration Statement.